222 North LaSalle Street Chicago, Illinois 60601 T: +1 312 609 7500 F: +1 312 609 5005 CHICAGO • NEW YORK • WASHINGTON, DC LONDON • SAN FRANCISCO • LOS ANGELES July 18, 2016
Joseph M. Mannon Shareholder +1 312 609 7883 jmannon@vedderprice.com

U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, N.E. Washington, D.C. 20549

Attn:	Mr. Trace Rakestraw
Senior Counsel

	Re:	RMB Investors Trust (formerly Burnham Investors Trust) (the “Registrant”);
File No. 811-00994

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on July 15, 2016 with respect to the Registrant’s preliminary proxy statement on Schedule 14A filed on July 12, 2016 (the “Preliminary Proxy Statement”). Any terms not defined herein have the same meanings as given to them in the Preliminary Proxy Statement. Set forth below are the staff’s comments and the Registrant’s responses. The Registrant is filing a definitive proxy statement on Schedule 14A concurrently herewith which addresses the comments of the staff as described in this letter.

General

(1)	Comment: In the Q&A titled “Why am I being asked to elect Trustees,” please provide disclosure if the Trustees who resigned did so as a result of a disagreement, submitted a letter outlining the disagreement, and in the letter requested the disagreement be disclosed. If such disclosure is necessary, the Funds may provide their own perspective as to the disagreement.

Response: No such disclosure is warranted in this case.

(2)	Comment: In the section titled “The Board and Its Committees,” please describe the Funds’ policy on Board attendance at meetings.

Response: The Board does not have a written policy regarding attendance, but the expectation is that Trustees will attend all meetings, as applicable, unless they are unable to attend due to illness or other exigent circumstances. The disclosure has been updated to reflect this expectation.

U.S. Securities and Exchange Commission

July 18, 2016

(3)	Comment: In the section titled “Additional Information--Required Vote and Voting Information,” please provide clarity on what is meant by “plurality.”

Response: The following disclosure has been added:

“All nominees receiving a plurality of the votes cast will be elected Trustees of the Trust. Under a plurality vote, the candidates who receive the most votes will be elected even if they receive approval from less than a majority of the votes cast. Because the nominees are running unopposed, all of the nominees are expected to be elected as Trustees as all nominees who receive votes in favor will be elected, while votes not cast or votes to withhold will have no effect on the election outcome.”

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7883.

Very truly yours, /s/ Joseph M. Mannon Joseph M. Mannon Shareholder